



18000783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-45164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riedl First Securities Company of Kansas

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1841 North Rock Road Ct., Suite 400

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Wichita	KS	67206-4213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caesar A. Naftzger   316-265-9341
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC

(Name – *if individual, state last, first, middle name*)

7285 W. 132nd St., Suite 210	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Caesar A. Naftzger _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riedl First Securities Company of Kansas _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROSEMARY KIRKLAND
Notary Public • State of Kansas
My Appt. Exp 5-31-21

_____
Signature

President/CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2016.

Overland Park, Kansas

February 14, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2017

Assets
Current assets:

Cash and cash equivalents	$	5,735
Commissions receivable		124,797
Other receivables		492,063
Prepaid expenses		5,399
Income tax refund receivable		18,052
Securities owned, trading accounts, at market:		
Municipal bonds		565,878
Corporate bonds		95,550
US government bonds		188,188
Total current assets		1,495,662
Property and equipment, net of accumulated depreciation of $117,703		74,973
	$	1,570,635

Liabilities & Shareholder's Equity
Current liabilities:

Accounts payable	$	14,400
Due to clearing organization		842,671
Accrued payroll and payroll taxes		82,864
Total current liabilities		939,935

Commitments:

Shareholder's equity:

Common stock, $1 par value, 1,000,000 shares authorized, 87,000 issued and outstanding	87,000
Additional paid-in capital	43,621
Retained earnings	500,079
Total shareholder's equity	630,700
$	1,570,635

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Commissions and interest income	$	1,903,268
Trading income		2,838
Other income		13,452
		1,919,558
Expenses:		
Advertising		4,045
Clearing charges		185,049
Computer services		13,473
Contract labor		7,872
Depreciation		8,662
Dues and subscriptions		48,191
Insurance - group		30,468
Insurance - general		4,471
Janitorial		4,776
Legal & accounting		20,667
License and fees		88,394
Meals and entertainment		790
Payroll		1,407,527
Postage		10,204
Printing		3,754
Promotional		3,531
Rent		58,492
Supplies - office		7,962
Taxes - payroll		57,460
Telephone		9,582
Utilities		4,428
Other general and administrative		4,728
		1,984,526
Income from operations		(64,968)
Other income and expense:		
Interest expense		(15,044)
Income before income tax		(80,012)
Provision for income tax expense		18,052
Net income	$	(61,960)

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2017

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2016	$ 87,000	$ 43,621	$ 562,039	$ 692,660
Dividends paid			-	-
Net income			(61,960)	(61,960)
Retained earnings - December 31, 2017	$ 87,000	$ 43,621	$ 500,079	$ 630,700

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2017

Operating activities:		
Net income	$	(61,960)
Adjustments to reconcile net loss to cash		
flows used in operating activities:		
Depreciation		8,662
Change in assets and liabilities-		
Commissions receivable		25,679
Other receivable		89,747
Income tax refund receivable		(18,052)
Securities owned, trading accounts, at market:		(179,544)
Prepaid expenses		935
Accounts payable		(1,800)
Due to clearing organization		176,713
Accrued payroll and payroll taxes		(42,649)
Cash provided by operating activities		(2,269)
Investing activities:		
Purchase of equipment		(480)
Cash used in investing activities		(480)
Financing activities:		
Dividends paid		-
Cash used in financing activities		-
Decrease in cash		(2,749)
Cash, December 31, 2016		8,484
Cash, December 31, 2017	$	5,735
Supplemental cash flow information:		
Interest paid	$	15,044
Income tax paid	$	-

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2017

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2017.

See notes to financial statements.

Riedl First Securities Company of Kansas
Notes to Financial Statements
December 31, 2017

1.   **Description of Business and Summary of Significant Accounting Policies**

Description of Business
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition
Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Property and Equipment
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they

are incurred. Depreciation is calculated on accelerated methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $8,662 for the year ended December 31, 2017.

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2017, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See footnote five for further details.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations
During the year ended December 31, 2017, all of the Company's revenues were produced by four individuals with the top two producing 87% and 12% respectively.

Financial Instruments
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See footnote four for further details.

2. **Commitments, Contingencies, and Guarantees**
At December 31, 2017, the Company had not entered into any purchase or sales commitments. As of December 31, 2017, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through March 31, 2019. Future minimum lease commitments under this lease are $58,492 for 2018 and $14,623 for 2019 up to March 31, 2019. Rent expense for the year ended December 31, 2017 was $58,492.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2017, the Company had net capital of $472,371 and an aggregate indebtedness to net capital of 20.59%.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Fair Value
Securities owned	-	$849,616	-	$849,616

(11)

5. **Income Taxes**

As of December 31, 2017, the Company has a deferred tax asset of $19,218. The Company took a valuation allowance of $19,218 as of December 31, 2017. The Company does not believe the net operating losses and charitable contribution carryovers will be used in future years. As of December 31, 2017, the Company applied for a federal tax refund of $18,052 due to the carryback of a 2015 net operating loss to 2014. The tax years that remain subject to examination by tax jurisdictions are 2017, 2016, 2015, and 2014.

6. **Off-Balance Sheet Risk**

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Employee Benefit Plans**

The Company provides a Salary Reduction Simplified Employee Pension (SARSEP) plan for our employees. This plan allows participants to make contributions by salary reductions pursuant to Section 408(k) of the Internal Revenue Code. Employees are eligible to participate in the plan immediately. Employees are able to defer the lesser of 25% of pay or the maximum allowable deferral amount pursuant to the Internal Revenue Code. Their contributions to the plan are vested immediately. The Company does not make matching contributions to the plan.

8. **Subsequent Events**

The Company has evaluated all subsequent events through February 14, 2018, the date the financial statements were issued, and has no events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and
  Exchange Commission
December 31, 2017

Net Capital:		
Total shareholder's equity	$	630,700
Ownership equity not allowable for net capital:		
Prepaid expenses		23,451
Office furniture and equipment, net		74,973
Net capital before haircuts on investments		532,276
Haircuts on investments		56,942
Undue concentration		2,963
Net capital	$	472,371
Aggregate indebtedness	$	97,264
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	372,371
Ratio : aggregate indebtedness to net capital		0.2059 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was
prepared to show that no material differences exist between the Company's
computation of net capital included in its unaudited Form X-17A-5 Part II and
the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and
  Information Relating to Possession or Control Requirements Under Rule
  15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC




SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of

Riedl First Securities Company of Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Riedl First Securities Company of Kansas (the "Company") and the Securities Investor Protection Corporation (the "SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC

Overland Park, Kansas

February 14, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2017

Total Revenue
      January to June 2017 $ 972,177
      July to December 2017   947,381
                                                          $1,919,558

Direct Expenses
      January to June 2017   104,445
      July to December 2017   94,056
                                          198,501

Interest Expense
      January to June 2017   5,902
      July to December 2017   9,142
                            15,044

Total Deductions   213,545

SIPC Net Operating Revenues $1,706,013

General Assessment @ .0015 $ 2,559

Total due for the year ended December 31, 2017 $ 2,559

July 14, 2017 payment to SIPC $ 1,276
August 10, 2017 payment to SIPC   34
January 24, 2018 payment to SIPC   1,249

Total paid for the year ended December 31, 2017 $ 2,559

Exemption Review Report



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 14, 2018

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525



Riedl First Securities
COMPANY OF KANSAS

*Serving corporate and
personal investors since 1916*

1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
 (800) 365-9341
Fax (316) 265-0215

January 17, 2018

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

RE: SEA Rule 17a-5(d)(4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC #8-45164), under the provisions of 17C.F.R. .15c3-3(k), under which our company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Correspondent Services, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Correspondent Services since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Correspondent Services, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Correspondent Services/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Correspondent Services by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully submitted,

Caesar A. Naftzger
President and CEO





Riedl First Securities Company of Kansas

Financial Statements

December 31, 2017

Riedl First Securities Company of Kansas
Table of Contents
December 31, 2017